January 28, 2016

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth Marketplace Lending Corporation (the “Fund”)
File Nos. 333-204886, 811-23067

Dear Mr. Minore:

We have received your comments regarding Pre-effective Amendment No. 2 to the Registration Statement on Form N-2 for the above captioned Fund in your letter of December 21, 2015.  This letter serves to respond to your comments.  For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

Prospectus (outside front cover)

1.          We note that the disclosure appearing under the heading “Investment Strategies and Policies” has been expanded to identify the types of loans which will constitute the Fund’s Marketplace Loans.  In this regard, the disclosure appears to make a distinction between real estate loans and mortgage loans.  Please revise to highlight the differences between these two loan categories.

Response:     The references to real estate and mortgage loans have been revised to refer to the loans generally as real estate-related loans, which include loans used for financing real estate-related transactions (e.g., for purchasing real estate).  However, as the Fund does not currently anticipate that real estate-related loans will be a principal investment of the Fund, the discussion of real estate-related loans has been set forth in the Statement of Additional Information (“SAI”).

2.          The disclosure, as revised, now states that the Fund’s investments in private investment funds will be limited to no more than 10% of the Fund’s Managed Assets.  In your response letter, please indicate whether that 10% limitation covers all of the Fund’s investments in investment vehicles that rely on Section 3(c)(1) or 3(c)(7) under the Investment Company Act of 1940 (the “ICA”).

Response:     The Fund confirms that the aforementioned 10% limitation applies to investments in private funds relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

3.          In your response letter, please provide us with additional information, as applicable, relating to each category of Marketplace Lending Instruments, that addresses the following questions:

•	Who is the issuer of the instrument? Is the platform the issuer? If not, why not? Who is the obligor?
•	Are all of the instruments registered with the SEC? If not, why not?
•	For each investment, what is the Fund’s unit of account for the investment?
•	For each investment, what does the Fund receive as evidence of its interest in the investment?
•	Is the applicable loan agreement or similar agreement directly between the Fund and the borrower or is there an instrument with an intermediary?
•	For each type of investment, does a bank provide the original financing for the loan?
•	Who determines the underwriting standards?
•	Who receives any investment referral fees, origination fees and servicing fees?

Response:     The responses to the foregoing questions have been set forth below for each category of Marketplace Lending Instrument in bullet points corresponding to the order of the questions presented.

Whole Loans

•	There is no “issuer” as that term is defined under the Securities Act of 1933, as amended (the “Securities Act”), as the Fund does not believe that whole loans should be deemed “securities” for purposes of the Securities Act (as described in the response to Comment No. 12 below). As such, no platforms should be considered an “issuer” of the whole loans to be purchased by the Fund. The obligor of a whole loan is the borrower (e.g., individuals/consumers). If, for argument’s sake, borrowers are deemed the “issuer” of whole loans, the platforms should not be considered “co-issuers.” As discussed below, the Fund does not believe that platforms issue any separate “securities” in connection with their sale of whole loans as whole loans are not deemed to be “securities” (as explained in the response to Comment No. 12) and the servicing arrangements do not give rise to an investment contract (as explained in the response to Comment No. 13). Moreover, platforms are not “co-issuers” with borrowers (assuming, for argument’s sake, that borrowers are “issuers” of the whole loans) as many of the elements that have typically been considered to create a “co-issuer” relationship are not present (e.g., the borrowers and platforms do not enter into any agreements or otherwise align their business interests such that they both benefit equally from the sale of the whole loans; the platforms do not in any way guarantee or otherwise support the borrowers’ obligations under the whole loans).
•	No whole loans are registered with the SEC, as they are not deemed to be securities under the Securities Act (as described in the response to Comment No. 12 below).

•	The unit of account of a marketplace whole loan is an electronic note evidencing a whole loan.
•	The Fund will receive electronic documentation evidencing its ownership of the whole loan as described in the response to Comment No. 37 below.
•	The Fund enters into an agreement with the platform for the purchase of whole loans. Please refer to the following bullet point for a further description.
•	There are several business models employed by platforms and a common model through which the Fund expects to invest a significant portion of its assets involves a “funding bank” that advances the principal amount of a Marketplace Loan to the borrower after a corresponding amount has been placed on deposit by lenders such as the Fund. The loan is made by the bank and then promptly purchased by the platform at par, which may thereafter be sold as a whole loan to investors such as the Fund. Under other models employed by various platforms, the platform operators may determine not to engage in any arrangements with a funding bank and, instead, may determine to rely on a lending license (or an affiliate with a lending license) to lend to borrowers.
•	The platform or a funding bank in consultation with the platform (depending on the business model of the platform as noted above) determines the underwriting standards with respect to Marketplace Loans, and the Fund determines the loans in which it will invest (e.g., through an agreement with the platform that sets forth certain parameters identifying the characteristics of the Marketplace Loans in which the Fund will or will not invest).
•	The platforms may charge borrowers of Marketplace Loans an origination fee and purchasers of whole loans, such as the Fund, a servicing fee (so long as the loans are outstanding).

Pass-Through Notes

•	Platforms (or an affiliate thereof) are the issuers of Pass-Through Notes, as well as the obligors of such Notes (to the extent they receive payments from the borrowers on the underlying loans).
•	Pass-Through Notes that are publicly offered are registered with the SEC pursuant to the Securities Act. Pass-Through Notes that are not publicly offered rely on an exemption from registration under the Securities Act.
•	The unit of account of a Pass-Through Note is an electronic note.
•	As evidence of its interest in a Pass-Through Note, the Fund will receive a note representing the right to receive the lender’s proportionate share of all principal and interest payments received by the platform (or affiliate) from the borrower on the loan funded by such lender (net of any servicing fee).
•	The Pass-Through Notes are securities issued by platforms to investors such as the Fund. As such, investors of Pass-Through Notes are not in contractual privity to borrowers of the underlying Marketplace Loans and such borrowers have no obligation to investors such as the Fund to make payment in respect of the Pass-Through Notes or stand as guarantor or insurer of the Pass-Through Notes.
•	Please refer to the response above under the corresponding bullet item for whole loans for a description of how Marketplace Loans underlying Pass-Through Notes are financed.

•	A platform or a funding bank in consultation with the platform (as applicable) determines the underwriting standards with respect to Marketplace Loans that then in turn serve to back the Pass-Through Notes issued by the platform.
•	The platforms may charge purchasers of Pass-Through Notes, such as the Fund, a servicing fee.

Asset-Backed Securities

•	The issuer of an asset-backed security is the special purpose vehicle created for the purpose of holding the underlying assets (e.g., whole loans). The platform is not the issuer or obligor with respect to such asset-backed securities, as the securities represent an interest in the assets being securitized and not the platform.
•	The asset-backed securities of special purpose vehicles holding Marketplace Loans are not registered pursuant to an exemption from registration under the Securities Act (and such vehicles are not registered as investment companies pursuant to Section 3(c)(1), 3(c)(5) or 3(c)(7) under the Investment Company Act of 1940, as amended (the “1940 Act”)).
•	The unit of account for an asset-backed security is in the form of either an equity security or a debt security.
•	The Fund will be issued shares of an equity or debt interest in the special purpose vehicle.
•	Not applicable (there is no direct relationship between the Fund (as an investor) and the borrowers of loans that are securitized for purposes of issuing the asset-backed securities).
•	Please refer to the response above under the corresponding bullet item for whole loans for a description of how Marketplace Loans (which may be pooled into special purpose vehicles issuing asset-backed securities) are financed.
•	A platform or a funding bank in consultation with the platform (as applicable) determines the underwriting standards with respect to Marketplace Loans, and the sponsor of a special purpose vehicle through which asset-backed securities are issued determines the loans to be securitized.
•	Not applicable.

Private Investment Funds

•	The private investment fund (often in the form of a partnership or a limited liability company) is the issuer, and not the platform, as interests in the fund represent interests in the pool of assets (e.g., whole loans) held directly by the fund (and not the platform).
•	The interests in private investment funds are not registered pursuant to an exemption from registration under the Securities Act (and such funds are not registered as investment companies pursuant to Section 3(c)(1), 3(c)(5) or 3(c)(7) under the 1940 Act).
•	The unit of account is typically a partnership interest or a limited liability company interest.
•	As evidence of its interests in a private investment fund, the Fund will typically receive the governing documents of the fund (such as the partnership agreement or limited liability company agreement) and a subscription agreement that sets forth the number of interests/units purchased.

•	Not applicable (there is no direct relationship between the Fund (as an investor) and the borrowers of loans that are pooled for investment by the private investment fund).
•	Please refer to the response above under the corresponding bullet item for whole loans for a description of how Marketplace Loans (which may be pooled into private investment funds) are financed.
•	A platform or a funding bank in consultation with the platform (as applicable) determines the underwriting standards with respect to Marketplace Loans, and the general partner or investment manager of the private fund determines the loans in which such fund will invest.
•	Not applicable.

Equity/Debt-Like Interests in Platforms

•	The issuer/obligor (as applicable) is the platform.
•	Equity or debt interests in platforms that are publicly offered are registered with the SEC pursuant to the Securities Act, and those that are not publicly offered rely on an exemption from registration under the Securities Act. In addition, the underlying instrument of the other types of investments the Fund may make under this category (e.g., an extension of credit, loan) would not be deemed to be a security for purposes of the Securities Act (see above under the discussion of whole loans).
•	The unit of account is in the form of either an equity security or a debt security, including notes evidencing indebtedness, or a loan agreement (or other similar agreement).
•	The Fund will be issued an equity or debt interest in the platform, or enter into a loan agreement or other similar agreement with the platform.
•	The applicable loan agreement or similar agreement is directly between the Fund and the platform.
•	Not applicable.
•	Not applicable.
•	Not applicable.

•	In addition to the private investment funds and the asset-backed securities identified in the prospectus, will any other investments be made through a pooled investment vehicle? If yes, will the pooled vehicles be registered investment companies? If not, on what basis?

Response:     Although the registration statement discloses the ability of the Fund to invest in pooled investment vehicles other than private investment funds and asset-backed securities (such as registered investment companies as noted under the investment policy permitting the Fund to invest up to 20% of its Managed Assets in a variety of instruments), the Fund does not currently anticipate investing in such pooled investment vehicles.

4.          In light of the disclosure contained elsewhere in the prospectus, it appears that the Fund’s Shares will not be listed on an exchange in the foreseeable future, if ever.  Accordingly, please revise the first bullet which states that the Fund’s Shares will not be immediately listed on an exchange.”

Response:     Pursuant to your request, the above referenced bullet point has been revised to note the possibility that the Shares may not be listed on an exchange in the foreseeable future.

5.          The fourth bullet states that the Marketplace Lending Instruments in which the Fund may invest will not “typically” be guaranteed or insured by any third-party and will not “typically” be backed by any governmental authority.  However, the prospectus disclosure makes clear that the Marketplace Lending Instruments in which the Fund may invest will not be guaranteed or backed in any meaningful way, if at all.  Accordingly, please delete in each instance the word “typically” from the fourth bullet.

Response:     As certain Marketplace Lending Instruments could be guaranteed by a third party (e.g., Marketplace Loans to small businesses may be guaranteed by an individual), the above referenced bullet point disclosure that Marketplace Lending Instruments “will not ‘typically’ be guaranteed or insured by any third-party” has been revised to state that “[a] substantial portion, if not all, of the Marketplace Loans in which the Fund may invest will not be guaranteed or insured by a third party.”  In this regard, please note that there is risk disclosure in the prospectus that provides that “[t]o the extent that the obligations under a Marketplace Loan are guaranteed by a third-party, there can be no assurance that the guarantor will perform its payment obligations should the underlying borrower to the loan default on its payments.”

Pursuant to your request, the term “typically” has been removed from the disclosure in the above referenced bullet point that Marketplace Lending Instruments “will not ‘typically’ be backed by any governmental authority.”

6.          The sixth bullet states that “certain of” the Fund’s unrated investments “could” constitute a highly risky and speculative investment, similar to an investment in junk bonds.  Since there is nothing in the prospectus to suggest that the Fund’s unrated investments would be on par with investment grade rated investments, it appears that both the phrase “certain of” and the word “could” should be deleted from the sixth bullet.

Response:     Pursuant to your request, the above referenced bullet point has been revised as follows:

Marketplace Lending Instruments are generally not rated by the nationally recognized statistical rating organizations (“NRSROs”). Such unrated instruments, however, are considered to be comparable in quality to securities falling into any of the ratings categories used by such NRSROs to classify “junk” bonds. Accordingly, the Fund’s unrated Marketplace Lending Instrument investments constitute highly risky and speculative investments similar to investments in “junk” bonds.

7.         Please expand the bullet point cover page presentation to disclose that:

•	The amount of distributions that the Fund may pay, if any, is uncertain; and

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to your performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

Response:     Pursuant to your request, the above bullet points have been added to the cover page of the prospectus.

Non-Listed Closed-End Fund (page iii)

8.          The disclosure states that the Fund intends to list the Shares on a securities exchange upon meeting applicable listing eligibility requirements and a determination of the Board of Directors that it would be in the best interests of the Fund to do so. Expand the disclosure to highlight the likely reasons the Board would determine that it is not in the best interests of the Fund to have its Shares listed on a securities exchange.

Response:     Pursuant to your request, the following disclosure has been added to the prospectus:

The Board of Directors may determine, for example, that liquidity provided through means other than listing the Shares on an exchange (which will impose various exchange mandated requirements on the Fund and Fund management and incur additional costs), such as through the continuation of quarterly tender offers to repurchase Shares and, depending on the proximity to the Liquidity Event Date (as defined below), the pursuit of a “Liquidity Event,” would be in the best interests of the Fund and the holders of the Fund’s Shares (the “Shareholders”).  In making a determination of what type of “Liquidity Event” is in the best interest of Shareholders, the Board of Directors may consider a variety of criteria, including, but not limited to, the Fund’s performance, potential access to capital as a listed company, market conditions for the sale of the Fund’s assets or listing of the Fund’s Shares, internal management considerations and the potential for Shareholder liquidity.  The Board of Directors also recognizes that shares of listed closed-end funds frequently trade at a discount to net asset value and, if the Shares are listed, Shareholders may experience a loss on their investment if they sell their Shares at a time when the Shares are trading at a discount to net asset value.

The Offering (page 1)

9.          Please provide the disclosure required by Item 5.9. of Form N-2.

Response:     The prospectus has been revised to indicate that the Distributor does not intend to act as a market maker with respect to the Fund’s Shares.

Investment Philosophy and Process (page 3)

10.        The disclosure states that although the Adviser does not impose any specific minimum quantitative criteria with respect to individual Marketplace Loans, it “may seek to restrict” the pool of loans eligible for investment from eligible platforms by considering various factors highlighted therein.  Expand the disclosure to clarify the circumstances under which the Adviser would not restrict the pool of loans to the eligibility criteria highlighted in this section.

Response:     The above referenced disclosure has been amended to revise and clarify the investment process of the Adviser, as follows:

Although the Adviser does not review each individual Marketplace Loan prior to investment, it is able to impose minimum quantitative and qualitative criteria on the loans in which it will invest by limiting the Fund’s loans to the loan segments and platforms selected by the Adviser, as noted above.  In effect, the Adviser adopts the minimum investment criteria inherent in a loan segment or imposed by a platform that it has identified as having the appropriate characteristics for investment.  Furthermore, each platform assigns the Marketplace Loans it originates a platform-specific credit grade reflecting the potential risk-adjusted return of the loan based on various factors such as: (i) the term, interest rate and other characteristics of the loans; (ii) the location of the borrowers; (iii) if applicable, the purpose of the loans within the platform (e.g., consumer, SME or student loan); and (iv) the credit and risk profile of the borrowers, including, without limitation (to the extent applicable based on the type of loan), the borrower’s annual income, debt-to-income ratio, credit score (e.g., FICO score), delinquency rate and liens.  In purchasing portfolios of Marketplace Loans from a platform, the Fund will provide the applicable platform with instructions as to which platform credit grades are eligible for purchase (or, conversely, which platform credit grades are ineligible for Fund purchase).  While, under normal circumstances, the Adviser will not provide instructions to the platforms as to any individual criterion used to determine platform-specific grades prior to purchasing a portfolio of Marketplace Loans, the Adviser does retain the flexibility to provide more specific instructions (e.g., term; interest rate; minimum FICO score; geographic location of borrower) if the Adviser believes that investment circumstances dictate any such further instructions.

Please see the response in the following bullet point for further discussion of the selection of loan segments.

Also, please expand the disclosure, either here or elsewhere in the prospectus, to highlight the Fund’s:

•	Overall portfolio construction process, including how the Fund will consider average loan maturity and duration, borrower and loan types, and the geographic location of the borrower;

Response:  The disclosure regarding the Adviser’s overall portfolio construction process has been expanded in the prospectus as follows:

In selecting the Fund’s Marketplace Loan investments, the Adviser will employ a bottom-up approach to evaluate the expected returns of loans by loan segment (e.g., consumer, SME and student loans) and by platform origination (as discussed below), as well as a top-down approach to seek to identify investment opportunities across the various segments of the marketplace lending industry.  In doing so, the Adviser will conduct an analysis of each segment’s anticipated returns relative to its associated risks, which will take into consideration for each segment duration, scheduled amortization, seniority of the claim of the loan, prepayment terms and prepayment expectations, current coupons and trends in coupon pricing, origination fees, servicing fees and anticipated losses based on historical performance of similar credit instruments.  The Adviser will then seek to allocate Fund assets to the segments identified as being the most attractive on a risk-adjusted return basis.

•	Process for selecting individual loans, including what information will and will not be available to the Fund at the time of your investment. For example, if the Fund intends to rely significantly on the information provided via the marketplace lending platform without verifying it, state so explicitly;

Response:     The prospectus has been revised to clarify that the Adviser generally employs a segment- and platform-specific analysis, as opposed to a loan-specific analysis, when constructing the portfolio.  As noted in the responses to the bullet items under this Comment No. 10, when reviewing loan segments, the Adviser will be able to consider various factors, including duration, prepayment terms and expectations, current coupons and trends in coupon pricing, origination fees, servicing fees, amortization schedule, anticipated losses based on historical performance and seniority of the loans within each segment; and, when reviewing platforms, the Adviser will be able to consider (among other things): the term, interest rate and other characteristics of the loans, the location of the borrowers, the purpose of the loans (e.g., consumer loan; SME loan; student loan), and the credit and risk profile of the borrowers, including, without limitation, the borrower’s annual income, debt-to-income ratio, credit score (e.g., FICO score), delinquency rate and liens.  The Adviser will significantly rely on the borrower credit information provided by the platforms through which they will make the Fund’s investments, as the Adviser will have limited ability to verify such information itself.

•	Decision not to review individual loans and supporting documentation and the due diligence supporting this decision; for example, whether the Fund will rely solely on the information provided to the public via the lending platform; and

Response:  As noted above, the Adviser will rely significantly on information provided by the platforms, including information which may not otherwise be generally available to the public.  In this regard, the Adviser may receive from time to time updated credit metrics on borrowers (such as updated FICO scores) provided through the platforms from independent third party service providers and, to the extent such information is available, the Adviser will be able to monitor on an ongoing basis the credit profile of its investments.  In the case of SME loans, the Adviser will be able to review available financial statements of the borrower and, to the extent applicable, credit metrics such as FICO scores of any individual guarantor.  The decision to conduct platform-centric reviews, as opposed to on an individual loan basis, is supported in part by the extensive due diligence performed on platforms, as discussed below.

•	Procedures for monitoring the lending platforms the Fund purchases loans on. For example, it is unclear what information the Fund will have access to in order to ensure sound underwriting standards are maintained over time and whether it will be able to review the platform’s credit models.

Response:     As currently disclosed in the prospectus, the Adviser will generally seek loans that have originated from platforms that have met the Adviser’s minimum requirements related to, among other things, loan default history and overall borrower credit quality.  In this regard, the Adviser will engage in a thorough and ongoing due diligence process of each platform to assess, among other things, the viability of the platform to sustain its business for the foreseeable future; whether the platform has the appropriate expertise, ability and operational systems to conduct its business; the financial condition and outlook of the platform; and the platform’s ability to manage regulatory, business and operational risk.  In addition, the prospectus has been revised to further reflect that the Adviser’s due diligence efforts will include reviews of the servicing and underwriting functions of a platform and/or funding bank (as applicable), the ability of a platform to attract borrowers and the volume of loan originations, and loan performance relative to model expectations, among other things.  In conducting such due diligence, the Adviser will have access to, and will review, the platform’s credit models as well.  Moreover, the Adviser will visit each platform from time to time for on-site reviews of the platform, including discussions with each of the significant business units within the platform (e.g., credit underwriting, customer acquisition and marketing, information technology, communications, servicing and operations).

11.        Please disclose whether the Fund intends to hold its investments to maturity.  If not, disclose how the Fund will make decisions to sell its investments.

Response:     Please refer to Risks—Marketplace Lending-Related Risks—Illiquidity Risk, which notes that, until an active secondary market develops, the Fund intends to primarily hold its Marketplace Loans until maturity.  Pursuant to your request, this disclosure has also been added to Investment Objective, Strategies and Policies—Marketplace Lending—General.

Marketplace Lending—General (page 3)

12.         The disclosure contained in the second paragraph and elsewhere throughout the prospectus highlights the Fund’s expected investment focus on whole loans originated predominately by lending platforms.  In this regard, we note your response to prior comment 27 wherein you appear to make a distinction between whole loans originated by platforms versus notes issued or facilitated by platforms.  Please provide the staff with a detailed analysis as to the determination whether whole loans are securities for purposes of the Securities Act of 1933.  Please provide a similar analysis under the ICA.  In connection with this analysis, please advise the staff how the Fund’s whole loan investments are different from notes issued or facilitated by platforms.  For example, if notes may represent an entire interest in a particular loan, explain how this is different from a whole loan purchased by the Fund.

Response:     The whole loans, which typically are evidenced by electronic loan notes, should not be considered “securities” under the Securities Act.  Although the definition of “security” in Section 2(a)(1) of the Securities Act includes “any note,” courts have held that the classification of a particular enumerated item as a security is a rebuttable presumption.

The Supreme Court directly addressed the issue as to the appropriate determination of whether a note is a security for purposes of the Securities Act in Reves v. Ernst & Young.1  The Reves Court held that certain notes are not properly viewed as “securities” under the Securities Act, including notes delivered in consumer financing, notes secured by a mortgage on a home, a short-term note secured by a lien on a small business or some of its assets, a note evidencing a “character” loan to a bank customer, short-term notes secured by an assignment of accounts receivable, and a note given in connection with loans by a commercial bank to a business for current operations.  A significant portion of the loans that the platforms will sell to the Fund are of the types enumerated above by the Reves Court and, accordingly, are not “securities” for purposes of the Securities Act.  For example, the consumer whole loans purchased by the Fund will be low-denomination promissory notes delivered by natural persons on the basis of personal credit.  These loans constitute classic examples of consumer finance loans, with borrowers typically stating that they wish to use the proceeds of the loan to refinance high interest rate credit card debt or finance one-time events.  These loans fall squarely within the type of notes enumerated by the Court as notes delivered in consumer financing, and thus are not securities.

The Fund also may buy whole loans from small business marketplace lending platforms and many of these loans likewise will not be “securities” under the Reves analysis.  Specifically, many (though not all) such platforms require the small business borrower to secure the loan by granting a security interest over the business’s assets.  The terms of the loans can vary but many of the loans have relatively short terms of one or two years.  Any such short-term loans which are “secured by a lien on a small business or some of its assets” should not be deemed “securities” under Reves.  In addition, Reves excludes from treatment as a “security” any loans made “by a commercial bank to a business for current operations.”  Many small business loans made by marketplace lending platforms are made to fund the business’s current operations.  Any such loans should not be deemed “securities” under Reves even if the loans are not secured.  In this regard, the Fund does not believe that the reference in Reves to loans made by “commercial banks” should be interpreted as limiting the scope of the exclusion since, at the time Reves was decided, online marketplace lending did not exist and the Reves Court could not have anticipated that marketplace lending platforms would become an important source of small business working capital.  The Fund believes instead that an interpretation of the Reves exclusion should apply to any working capital loans made by financial services companies, such as marketplace lending platforms, which are regularly engaged in extending credit to small businesses.

Certain of the whole small business loans purchased by the Fund from a marketplace lending platform may not fall expressly under any of the Reves exclusions (e.g., unsecured longer-term loans not used to fund current operations).  For any whole loans that are not of the type of notes enumerated by the Court, the Reves Court held that the proper test for determining whether or not a type of note is a “security” under the Securities Act is the “family resemblance test.”  The “family resemblance test” requires analysis of a particular note using the following four factors set forth by the Reves Court:

[1]	494 U.S. 56 (1990).

•
the motivations prompting the buyer (lender) and the seller (borrower) to enter into the note (e.g., if the seller/borrower’s purpose is to raise money for general business use or to finance substantial investments, the note is more likely a security; if the seller/borrower’s purpose is to facilitate the purchase and sale of minor assets, to correct cash flows or to advance some other commercial or consumer purpose, it is less likely a security);

•	the plan of distribution of the instrument (to determine whether there is common trading for speculation or investment with respect to the instrument);

•	the reasonable expectations of the investing public; and

•
whether some other factor such as the existence of another regulatory scheme significantly reduces the risk of the instrument, obviating the need for the protections of the Securities Act with respect to the instrument.

Application of the “family resemblance test” should also result in the notes representing non-consumer whole loans as not being deemed “securities.”  Most significantly, the loan notes are not originated or subsequently transferred in transactions that resemble a securities distribution.  The loan notes are created pursuant to the loan agreement between the marketplace lending platform and the small business borrower.  These agreements closely resemble the loan agreements that a borrower would expect to receive from a bank lender.  The loan agreements are not drafted in the form of a securities issuance agreement and the borrower does not view itself as issuing a “security” to the marketplace lending platform.  Similarly, if the marketplace lending platform chooses to sell the whole loans to the Fund or other institutional investors, the related transfer documents will not provide for the resale of a “security” but will have terms conforming to those ordinarily employed in commercial loan purchase transactions.  In this regard, the Fund (as loan purchaser) will directly negotiate each loan purchase agreement with the loan seller and in doing so will expect to have broader rights against the seller than ordinarily are associated with securities investments.  As an example, the Fund ordinarily will be entitled to require the seller to repurchase (or pay indemnities in respect of) loans purchased by it that fail to satisfy detailed eligibility criteria negotiated between the Fund and the seller.  Such arrangements would not be typical in a securities transfer agreement.  Also, the sale of the whole loan notes will not result in a trading market.

Furthermore, the relatively small loan amounts and terms place these loans outside of the purview of a loan to “finance substantial investments.”  The application and credit decision-making for commercial marketplace loans are generally based upon the credit quality of the entity applicant and an individual guarantor.  While the financial statements of the entity applicant are required in the process, these financials may be simplistic in form and/or unaudited and often are not in conformity with GAAP.  Most importantly, in most cases, the entity’s application is subject to rejection if the individual guarantor does not meet the strict credit requirements of the small business program, which credit requirements are similar to a platform’s consumer loan program.

The investing public (including the Fund) has no reasonable expectations that the notes representing non-consumer loans will be regulated as “securities” under the Securities Act.  This conclusion rests partly upon the fact that whole loan purchasers, such as the Fund, are sophisticated institutional investors who are less in need of Securities Act regulatory protections than retail investors.  It also reflects the facts (as described above) that the existing (and very substantial) institutional loan resale market does not treat whole loans as “securities” under the Securities Act and that the loan purchasers, in contrast to retail investors who may be offered securities investment opportunities on a “take-it-or-leave it” basis, have the opportunity (and in fact do) individually negotiate the terms of their investments with the loan sellers.

It also should be noted that, although marketplace lending platforms are not regulated as banks and, although consumer lending is more heavily regulated than commercial lending, marketplace lending platforms engaged in small business lending are subject to regulation under certain state and/or federal laws.  For example, such companies may be required to obtain lending licenses in certain states and are subject to certain other federal or state laws in originating or servicing the loans, including, for example, the Equal Credit Opportunity Act and the Fair Credit Reporting Act.  Although these laws are not expressly intended to protect purchasers of the loans, they demonstrate that online small business lending platforms are subject to certain industry-specific regulations outside of the Securities Act and this, in turn, may help obviate any need to apply the Securities Act to the loans.

The Fund will sell its common shares to the public and the shares will represent a fractional interest in a large and diversified pool of whole loans and other Marketplace Lending Instruments.  In view, however, of the considerations discussed above, the Fund does not believe that it is necessary from a policy standpoint to treat the whole loan notes purchased by the Fund as “securities” for Securities Act purposes.  The Fund itself remains subject to the Securities Act in offering its shares and the risks to which its shareholders will be exposed due to their indirect investment in the loan notes will be adequately disclosed in the Fund’s registration statement.  The regulatory schemes provided by the Securities Act and the 1940 Act and the rules thereunder (as they apply to the Fund) therefore obviate any need to treat the whole loan notes as “securities” under the Securities Act.

          * * * * * * * *

The notes are “securities” under the 1940 Act.  Although the definition of “security” in Section 2(a)(36) of the 1940 Act is identical to that set forth in Section 2(a)(1) of the Securities Act, neither the courts nor the Staff have adopted the position that the securities enumerated in Reves are not securities under the 1940 Act or that the determination as to whether a note is a “security” under the 1940 Act should be analyzed using the “family resemblance test” set forth in Reves.  The Staff has historically taken the position that Section 2(a)(36) of the 1940 Act is to be broadly construed.  In fact, the Staff has on a number of occasions determined that notes of the type enumerated in Reves or that might satisfy the “family resemblance test,” and therefore not be considered to be “securities” for purposes of the Securities Act, are nevertheless “securities” for purposes of the 1940 Act.

In Harrell International, Inc.,2 the proponent asserted that certain notes at issue were not securities under the Securities Act, and argued that therefore the notes were not securities under the 1940 Act.  The Staff disagreed, citing the proposition that a determination as to whether an instrument is a security under the Securities Act is inapplicable in determining whether that instrument is a security under the 1940 Act.  Similarly, in Putnam Diversified Premium Income Trust,3 the Staff took the position that loan participations, regardless of whether the loan participations were assigned (so that the direct debtor‑creditor relationship shifted to the fund) or participating interests (so that the assignee must rely on the original lender to collect sums due), are securities under the 1940 Act “when purchased as an investment instrument by a company otherwise investing in securities and holding itself out as an investment company.”4  Finally, in Gins Capital Corporation,5 the Staff took the position that promissory notes issued by individuals are securities for purposes of the 1940 Act.

The notes that the Fund will purchase from the platforms are similar to the notes in Harrell and Gins Capital, and thus fall within the spectrum of notes that the Staff has determined are “securities” for purposes of the 1940 Act.  In addition, it is also clear that the Fund is holding itself out as an investment company (rather than as factoring or financing companies).  Finally, the Fund also intends to invest in other securities, such as other Marketplace Lending Instruments, particularly when appropriate consumer and non-consumer whole loans are not available.

* * * * * * * *

There are a number of substantial differences between whole loans and Pass-Through Notes.  Holders of Pass-Through Notes, unlike holders of whole loans, generally have no right or ability under the Pass-Through Notes to: obtain custody or take delivery of the underlying Marketplace Loan; service the Marketplace Loan; amend or waive any of the terms of the Marketplace Loan; obtain the identify of, or otherwise contact, the borrower obligated under the Marketplace Loan; or enforce the terms of the Marketplace Loan against the borrower, including suing for non-payment of the Marketplace Loan or breach of Marketplace Loan covenants, or filing a bankruptcy claim against a bankrupt borrower.  As a practical matter, a whole loan purchaser will often nonetheless engage the originating platform and/or its servicer to service the purchased loans on its behalf.

[2]	SEC No‑Act (Pub. Avail. May 24, 1989).
[3]
SEC No‑Act (Pub. Avail. Jul. 10, 1989).  The proponent in Putnam took no explicit position as to the characterization of the participations under the 1933 Act; however, proponent’s letter included a lengthy discussion indicating that the participations would not constitute securities under the 1933 Act, and the Staff did not object to the points made in this discussion.

[4]	Id.
[5]	SEC No‑Act (Pub. Avail. Aug. 16, 1985).

In addition, Pass-Through Notes differ from whole loans in that: (i) payments on Pass-Through Notes may be due a few days after the platform receives payment from the borrower on the underlying Marketplace Loan; (ii) if there are any amounts under the underlying Marketplace Loan still due and owing to the platform at the final maturity of the Pass-Through Note, the platform will have no further obligation to make payments on the Pass-Through Note after a limited period of time following the maturity date (typically, a year), even if the platform receives further payments on the underlying Marketplace Loan (whereas, holders of whole loans retain the right to such further payments); and (iii) holding a Pass-Through Note exposes the Fund to credit risk of both the platform and the borrower (whereas holding a whole loan exposes the Fund to the credit risk of the borrower only).

13.        We also note that loans facilitated by a platform involve an associated investment contract in connection with the pre-purchase activity by the platform as well as the servicing and other arrangements.  An example of such an investment contract security are the PMI Management Rights, whose attributes are described in the Prosper Funding LLC/Prosper Marketplace, Inc. prospectus relating to an offering of registered Borrower Payment Dependent Notes and registered PMI Management Rights, Registration Statement Nos. 333-204880 and 333-204880-01.  Please address in your response whether such an investment contract arises from the various activities and services provided in respect of the whole loans sold by a platform to the Trust.

Response:     The Fund does not believe that the services provided by a platform (or an affiliate thereof) with respect to a whole loan purchased by the Fund from such platform give rise to an investment contract.  As a general matter, the continued provision of services by a bank or a licensed lender following its sale of a loan or a note has not inherently been treated as a separate instrument requiring registration as a security under the Securities Act.  For example, the Staff of the Division of Corporation Finance has previously indicated it would not recommend enforcement action against an affiliate of a banking corporation if it did not register under the Securities Act certain whole mortgage loans it originated, sold and serviced.6  The Fund believes such arrangements are analogous to the continued provision of services by a platform following its sale of a whole marketplace loan.  As the Staff is aware, every year many billions of dollars of whole consumer and commercial loans are sold by banks to other banks, investment funds and other institutional investors on a servicing-retained basis and it has not been market practice to treat the loan seller’s performance of its ongoing servicing duties in these transactions as creating an “investment contract” that requires registration or exemption under the Securities Act.

[6]
Meridian Mortgage Corp., SEC No-Action Letter (Apr. 7, 1987).  The services provided on the whole loans being sold included the collection, accounting and application of funds and, upon request, foreclosure on defaulted loans.  See also Fireman’s Fund Mortgage Corp., SEC No-Action Letter (Jul. 30, 1987).  The services provided on the mortgage loans being sold included collecting principal, interest and funds to be escrowed for tax and insurance payments from the borrower, remitting principal and interest to the mortgage loan investor, paying property taxes and insurance premiums on mortgaged property, advancing uncollected payments to the mortgage loan investor, supervising foreclosures in the event of unremedied defaults and performing all related accounting and reporting activities.

Specifically, an investment contract exists when there is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.”7 The Fund believes the whole loans in which the Fund may invest, together with the services provided by the platform, do not represent an investment in a “common enterprise.” Instead, an investment in whole loans by the Fund generally represents an investment spread across a wide range of individuals and other borrowers. Furthermore, the Fund is not led to expect profits solely from the efforts of the platform as a result of the services provided by the platform with respect to the whole loans it has originated and sold to the Fund. Although the Fund may rely on a platform to evaluate borrowers for underwriting purposes, the Fund’s investment decisions are based on the evaluations of the Adviser. That is, the Fund’s expectation for profit depends in large part on the actions and investment process of the Adviser, as well as the ability of borrowers to repay their loans. The services provided by the platform are not essential to the ability of the loans to generate a profit for the Fund (as evidenced in part by the ability of investors to rely on a back-up servicer). As a result of the foregoing, the services provided by the platform with respect to whole loans purchased by the Fund do not give rise to an investment contract.

In addition, the Commission has previously enumerated the services and other attributes it believed may give rise to the creation of an investment contract in the context of offerings of whole or fractional interests in mortgages or deeds of trust.8 In applying such guidance by analogy to the whole loans to be purchased by the Fund, it should be noted that many of these enumerated services (or analogous services within the context of whole loans sold by platforms) are not applicable (e.g., the platform does not impliedly or expressly guarantee against any loss at any time, make advances to protect the security of the investment or pay any interest prior to the actual purchase of the underlying loan).

Lastly, the whole loans sold to the Fund and the related services provided in respect of such whole loans should be distinguished from the above referenced Borrower Payment Dependent Notes of Prosper and the associated PMI Management Rights. For instance, unlike whole loans (as discussed above), the Borrower Payment Dependent Notes are securities requiring registration under the Securities Act. It is also important to note a fundamental distinction between the purchasers of the Borrower Payment Dependent Notes, on the one hand, and the Fund, on the other. Specifically, Prosper Funding is selling the Borrower Payment Dependent Notes to retail investors who generally do not have the financial sophistication needed to evaluate the investment merit of individual consumer loans and who do not have any bargaining power to negotiate the individual terms of investment. In contrast, the Adviser is financially sophisticated, will (as described above) apply that sophistication in selecting the individual loans to be purchased by the Fund and will negotiate a loan purchase agreement and a related servicing agreement on the Fund’s behalf directly with each loan seller. The investor protection considerations that may support the characterization of the PMI Management Rights as an “investment contract,” in other words, do not apply to the Fund’s purchases of whole loans from platforms on negotiated arm’s-length terms. Moreover, the PMI Management Rights registered in conjunction with such Borrower Payment Dependent Notes (i.e., the investment contract) arise from the services provided by a separate affiliated entity of the platform pursuant to an Administration Agreement between the platform and such separate entity. No such similar separate servicing entity or agreement exists with respect to the whole loans.

[7]	SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

[8]
Securities Act Release No. 3892, Public Offerings of Investment Contracts Providing for the Acquisition, Sale or Servicing of Mortgages or Deeds of Trust (Jan. 31, 1958).  Such enumerated services are as follows: (i) complete investigation and placing service, (ii) servicing collection, payments, foreclosure, etc., (iii) implied or express guarantee against loss at any time or providing a market for the underlying security, (iv) making advances of funds to protect the security of the investment, (v) acceptance of small uniform or continuous investments, (vi) implied or actual guarantee of specified yield or return, (vii) continual reinvestment of funds, (viii) payment of interest prior to actual purchase of the mortgage or trust note, (ix) providing for fractional interests in mortgages or deeds of trust, (x) circumstances which necessitate complete reliance upon the seller, e.g., great distance between mortgaged property and investor, and (xi) seller’s selection of the mortgage or deed of trust for the investor

14.          With a view to clarifying disclosure, please advise whether whole loans and pass-through notes are treated differently under the securities laws and, if so, identify any potential consequences for Fund shareholders.

Response: Pursuant to your comment, the Fund has added a new risk factor “Treatment of Marketplace Lending Instruments Purchased by the Fund under Federal Securities Laws” to the prospectus, which provides:

If the Marketplace Lending Instruments purchased by the Fund are deemed to be “securities” under federal securities law, then the issuers of such instruments are subject to a wide range of obligations and sanctions. At the federal level, the issuer, the underwriter and other individuals in a public offering signing a registration statement are strictly liable for any inaccurate statements in the document. Even though an exemption from registration with the SEC is typically utilized by the issuers of the Marketplace Lending Instruments that are securities, the anti-fraud provisions of the federal securities laws still apply. Avoidance of fraud requires full and fair disclosure of all material facts and the usual method of discharging this disclosure obligation is for the issuer to prepare and distribute a prospectus that has been registered with the SEC or, in a private transaction, an “offering memorandum” that incorporates the same type of information as would be contained in a registration statement. Noncompliance with federal securities laws can involve potentially severe consequences for the issuer and the Fund may recover civil damages from the applicable issuer of a security if the requisite intent can be shown against its directors, managers and/or other responsible persons. Securities regulators can also institute administrative proceedings, suits for injunction and, in the appropriate circumstances, even criminal actions. In addition, there are separate obligations and sanctions under securities laws which exist in each and every state. Conversely, the purchase of whole loans by the Fund, which are not likely to be deemed securities under the Securities Act of 1933, would not provide the Fund with the remedies described above.

15.          Please clarify whether the Fund will enter into any agreements with the lending platforms other than the types of agreements typically available to all investors on the platform.

Response: The Fund will enter into purchase agreements with platforms. These agreements will outline the terms of the loan purchase, loan servicing, the rights of the Fund to assign the loans, remedies available to the parties, etc. Although the form of these agreements are similar to those typically available to all investors, institutional investors such as the Fund (unlike individual retail investors) will have an opportunity to negotiate some of the terms of the agreement. In particular, the Fund will have greater negotiating power related to termination provisions and custody of the Fund’s account(s) relative to other investors due to the restrictions placed on the Fund by the 1940 Act, of which the platforms are aware. The prospectus has been revised to reflect the foregoing.

16.          In your response letter, please tell us what information is available to the Fund on Marketplace Loan loss, delinquency and default rates. Please tell us where the Fund obtains this information from and whether the information is sufficient to allow the Fund to monitor trends over time.

Response: The Fund will have available to it a significant amount of performance data on the loans, which is provided by the platforms. For example, a platform may provide performance data for each loan it originates (possibly on a one quarter delayed basis) that allows the Fund to track defaults, prepayments, and the status of various items impacting credit characteristics such as FICO scores, debt-to-income ratios, credit utilization, use of proceeds and geographic location. The Fund will be able to monitor trends relating to vintage, the credit and risk profile of the loans and coupon rates. The Fund believes such information is sufficient to allow it to monitor trends over time.

Asset-Backed Securities (page 4)

17.          Expand the disclosure to explain why the subordinated (residual) classes in which the Fund may invest are typically considered to be a highly speculative investment; for example, because the subordinated classes are required to absorb all of the losses before the more senior classes are required to do so.

Response: In addition to the risks associated with an investment in subordinated classes currently described in Risks—Marketplace Lending-Related Risks—Asset-backed Securities Risk, the prospectus has been revised to also include in the above referenced section an explanation that an investment in subordinated classes should be considered illiquid and highly speculative, as losses on the underlying assets are first absorbed by such subordinated classes.

Distributions (page 6)

18.          Expand the disclosure contained in the first paragraph to clarify that sources of distributions unrelated to the Fund’s performance that are paid by the Fund to its shareholders could also merely represent a return of the capital that was originally invested in the Fund by that shareholder.

Response: The above referenced paragraph has been revised as requested.

Interest Rate Risk (page 8)

19.          Expand the risk disclosure to highlight the potential for heightened volatility and reduced liquidity as a consequence of the Federal Reserve increasing interest rates. If this may disproportionately impact lending platforms and marketplace lending then please disclose so.

Response: Pursuant to your request, the interest rate risk disclosure has been expanded to note that “an increase in interest rates could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of securities and loans in which the Fund may invest, particularly given the current market environment.” The Adviser and the Fund do not believe that increasing interest rates will disproportionately impact lending platforms and marketplace lending given the short duration nature of the assets within the Fund.

Offering and Purchase Price Risk (page 10)

20.          The disclosure states that prospective investors may not know the purchase price per share and that the purchase price may be greater than the NAV per Share of the Fund. Clarify, if true, that the purchase price will not exceed 102.5% of the then NAV per share of the Fund (consistent with the disclosure appearing on the cover page -iii-).

Response: Pursuant to your request, the above referenced risk disclosure has been revised to clarify that:

[t]he public offering price for each subscription period will be set as either the then current monthly NAV per Share of the Fund or such higher price determined by the Fund not to exceed 102.5% of the then current monthly NAV per Share of the Fund.

Regulation as Lender Risk (page 10)

21.          We note the disclosure contained both in this section and under “Regulatory and Other Risks Associated with Platforms and Marketplace Loans,” as well as your response to comment 34, highlighting the risk of the Fund being treated as a lender. Would the additional regulatory oversight, as well as the additional costs, create for the Fund operational and financial burdens and exposure to liability disproportionate to the amounts invested and otherwise not typically seen in a registered fund? Please tell us what research you have done on the question of whether the Fund will be treated as the lender under these laws as well as what additional steps, if any, the Fund will take to avoid such treatment.

Response: As stated previously, typically, loan assignees/purchasers are not generally considered to be lenders as they do not extend credit. Any risk of the Fund being found to be the lender for these loans would be highly remote. However, in a small number of states, loan purchasers/assignees may be subject to licensing requirements, which in some cases may be the same licenses obtained by persons engaging in lending activities. Even if such licensing would be required in those small number of states, the Fund does not believe that the additional costs currently imposed in connection with such licenses would be significant and that any additional regulation would impose significant additional operational, financial or legal burdens on the Fund. Even if it were found that licensing would be required in some states, loan purchases from those states could be excluded from the portfolio of loans purchased by the Fund.

Marketplace Lending-Related Risks (page 11)

22.          Based on the expected investments of the Fund in Marketplace Lending Instruments, it appears that separate risk disclosure should be provided highlighting the risks of small- and mid-sized company loans, student loans, and “real estate and mortgage loans.”

Response: Pursuant to your request, the prospectus has been revised to include the above referenced risk disclosure with respect to SME loans and student loans. As noted in the response to Comment No. 1, the risk disclosure regarding real estate-related loans has been set forth in the SAI.

23.          Please provide a separately captioned risk factor that describes the risks associated with lending to subprime borrowers.

Response: The Fund does not anticipate that loans made to subprime borrowers (as determined at the time of investment) will be a principal investment of the Fund. Accordingly, the risks associated with such an investment have been disclosed in the SAI, which has been revised to indicate that the risks associated with an investment in Marketplace Loans are heightened for such loans that have been made to “subprime” borrowers, particularly with respect to the risk of default.

Default Risk (page 12)

24.          The disclosure states that “a substantial portion” of the Marketplace Loans in which the Fund may invest will not be secured by any collateral. It appears from the disclosure contained elsewhere in the prospectus that even where collateral is given to secure a Marketplace Loan, it would not provide a significant source from which a Marketplace Loan could be repaid in full. Accordingly, it appears that the phrase “a substantial portion” should be deleted to avoid any suggestion that any collateral securing the other Marketplace Loans could ultimately act as a meaningful source of loan payment.

Response: As disclosed throughout the prospectus, the Fund may invest in certain Marketplace Loans secured by collateral. However, as further disclosed throughout the prospectus, including under “Risk of Inadequate Guarantees and/or Collateral of Marketplace Loans,” the Fund acknowledges that there is risk that such collateral may not provide a significant source from which a Marketplace Loan could be repaid in full. In light of the foregoing, the prospectus has been revised to further emphasize this risk, including the addition of the following sentence to the above referenced “Default Risk” disclosure:

To the extent a Marketplace Loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Marketplace Loan. As such, even Marketplace Loans that are secured by collateral may have the effect of being unsecured.

25.          In the second paragraph, clarify why “after the final maturity date of a loan, platforms may not have any obligations to make late payments to the lenders.” In this regard, identify who is entitled to such late payments and whether the lender would effectively lose any right to recover such amounts.

Response: The prospectus has been clarified as follows:

After a limited period of time following the final maturity date of a Pass-Through Note (typically, a year), platforms may not have any obligation to make late payments to the lenders even if a borrower has submitted such a payment to the platform. In such case, the platform is entitled to such payments submitted by a borrower and the lender will have no right to such payments.

Regulatory and Other Risks (page 15)

26.          The disclosure contained in the second paragraph describes the recently issued significant decision of the U.S. Court of Appeals for the Second Circuit interpreting the scope of federal preemption under the National Bank Act. Please expand the disclosure to highlight the material impact this case will have on the Fund’s operations, including the investments that it proposes to make.

Response: The Fund believes that any risk from this court decision in the three states comprising the Second Circuit (New York, Connecticut and Vermont) may be mitigated by purchasing or investing in loans that are not above the state usury limitations in those states. Based upon information provided by platforms that may originate loans purchased by the Fund, the Fund believes that the significant majority of the loans in those states and originated by the platforms are not above the applicable state usury limitations. Therefore, at this time, the impact of this case on the Fund’s operations and investments would not be significant. It should also be noted that the United States Supreme Court has been petitioned to review and hear this case. A decision on that appeal has not been made as of this time.

Determination of Net Asset Value (page 17)

27.          The disclosure states that the NAV per Share is determined monthly. Expand the disclosure to identify as of what day and time each month NAV per Share will be determined under normal circumstances.

Response: Pursuant to your request, the disclosure in this section has been expanded to identify the day and time each month the NAV per share will be determined.

Summary of Fees and Expenses (page 18)

28.          The first paragraph states that the expenses shown in the table and the related footnotes are based on estimated amounts for the Fund’s first year of operations and assume Fund net assets of $500 million. Please revise fee table presentation so that it is based on an assumed amount of net assets that the Fund realistically expects to own as of its first year of operations.

Response: Pursuant to your request, the fee table presentation has been revised based on a revised estimated amount of the Fund’s first year of operations, which assumes Fund net assets of $250 million.

29.          Expand the disclosure contained in footnote (5) to provide a brief reader-friendly explanation of how the amount of the management fee being waived is determined for purposes of presenting the “Management fee waiver” line item when presented in the fee table “As a percentage of Net Assets Attributable to Shares” when the use of leverage by the Fund is being assumed.

Response: Pursuant to your request, the following explanation has been added to footnote (5):

The management fee waiver expressed in this table is calculated by determining the total dollar amount of the management fee that is waived assuming Managed Assets of $275,000,000 for the first year of operations (which amount includes an assumed $25,000,000 from leverage) and dividing such amount by the assumed $250,000,000 of net assets attributable to the Shares for the first year of operations.

30.          File the management fee waiver agreement as an exhibit to the registration statement.

Response: The management fee waiver agreement (and other applicable Fund agreements) will be filed as an exhibit to a subsequent pre-effective amendment to the registration statement.

Use of Proceeds (page 20)

31.          Please disclose that the sale of Fund shares may be used to pay distributions to the Fund’s shareholders.

Response: The “Use of Proceeds” section has been revised to note that the Fund may use offering proceeds from the sale of its Shares to pay distributions to Shareholders.

Marketplace Loans and Pass-Through Notes (page 23)

32.          The fourth paragraph states that some sectors in which the Fund intends to invest, such as real estate, Marketplace Loans may be interest only with the principal to be paid at the end of the term. Highlight the risks of investing in non-amortizing, or “balloon payment,” loans particularly where the loan amounts involved are presumably substantially larger than the other types of Marketplace Loans in which the Fund may invest.

Response: As currently disclosed in the prospectus, the Fund does not intend to invest in non-amortizing loans on a principal basis. Please refer to Investment Policies and Techniques—Marketplace Lending—Additional Risk Considerations—Risks Associated With “Balloon” Payments which includes the requested risk disclosure.

33.          Disclose the maximum permissible loan-to-value ratio of the real estate-related investments in which the Fund will be allowed to invest.

Response: As noted above, the Fund does not intend that real estate-related investments will be a principal investment of the Fund. Accordingly, the substantive disclosure regarding real estate-related investments is set forth in the SAI. Pursuant to your request, the SAI has been revised to indicate that the maximum permissible loan-to-value ratio of the Fund’s real estate-related investments is 80% (determined at the time of investment).

Plan of Distribution (page 42)

34.          Please provide the disclosure required by Item 5.4 of Form N-2.

Response: The Fund has updated the “Plan of Distribution” section to disclose the indemnification obligations of the Fund pursuant to the Fund’s agreement with the distributor.

Determination of Net Asset Value (page 47)

35.          We refer you to the Valuation Risk disclosure on pages 16 and 38. FASB Accounting Standards Codification (“ASC”) 820 requires entities to develop estimates of fair value from the perspective of a market participant, in absence of observable trade data for a given instrument. ASC 820-10-35-24A states, “The objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer a liability would take place between market participants at the measurement date under current market conditions.” In addition, ASC 820-10-34-36B states, “A reporting entity shall select inputs that are consistent with the characteristics of the asset or liability that market participants would take into account in a transaction for the asset or liability.” Please provide the staff a detailed description of the Fund’s valuation policies and procedures, including:

Response: The Fund will generally rely on prices provided by Duff & Phelps for its Marketplace Lending Instruments, which will be based upon the specific factors relating to such instruments as described below and subject to review by the Board of Directors or its designee. The Board of Directors will approve, implement and monitor this valuation process. The following responses incorporate the valuation methodology of Duff & Phelps, in addition to the valuation procedures adopted by the Board of Directors.

•	A description of the factors the Fund believes a market participant would consider when determining the fair value of the loans.

Response: The Fund believes a market participant would consider various borrower and loan characteristics when determining the fair value of Marketplace Loans, including but not limited to FICO scores, borrower employment status, borrower delinquency history, credit inquiries, debt-to-income ratio, loan size and loan age. In addition, the Fund believes a market participant might also consider the costs of capital and the opportunity cost of investing in seasoned loans as opposed to newly originated Marketplace Loans.

•	A description of how those factors identified are incorporated into the valuation methodology.

Response: All available data elements on borrowers and loans, including the factors noted above (to the extent applicable), will be tested for statistical significance through regression analyses on an individual and an aggregate basis to gauge their explanatory power in predicting charge-offs and loan prepayments, the primary determinants of cash flow. Accordingly, each of the applicable factors are then weighted based on the probability of its impact on borrower default or prepayment with respect to each payment period over the remaining term of the loan, which weighted factors are then used to generate the value of a loan.

•	An explanation of how the valuation methodology compares with the initial underwriting policies. What factors are considered during initial underwriting and how are those factors considered when subsequently measuring fair value of the loans? For example, explain the role that updated FICO scores have in the valuation methodology.

Response: It should be noted that platforms and funding banks (in consultation with the platforms), as applicable, incorporate what they deem to be proprietary data and knowledge, and thus information not publicly available, into their underwriting process. Aside from such proprietary data and knowledge, the pricing model that will be used to price the Fund’s Marketplace Lending Instruments is similar and consistent with the initial underwriting performed by platforms and funding banks in that the model considers many of the same factors that platforms and funding banks use in underwriting a borrower and setting a loan rate and credit grade, such as FICO scores, debt-to-income ratios, delinquencies and credit history. The pricing model is continually recalibrated over the life of a loan, which involves the use of updated data with respect to each factor (to the extent reasonably available) and changes to the weighting assigned to each factor regarding its impact on borrower default and prepayment (as noted above). The recalibration of the pricing model will also seek to capture any adjustments made to the underwriting of the loans.

That being said, the pricing model will not incorporate updated FICO scores. However, a separate model will be used for stress testing, which will simulate the impact of updated FICO scores on loan performance. As such, updated FICO scores will be captured to a certain extent in the valuation of the Fund’s Marketplace Lending Instruments.

•	Please explain the methodology that will be used to determine prices and the process that will be used by the Fund’s third party service providers when valuing Marketplace Lending Instruments.

Response: Please refer to the responses in the bullet points above for a general discussion of the valuation methodology employed by Duff & Phelps. In summary, the methodology will seek to project risk-adjusted cash flows with respect to the underlying loans based on the potential for borrower default and prepayment, which cash flows are then discounted back at the market-required rate of return to generate the current value of an instrument. The discount rate to be used will be derived from the risk adjusted rate of return estimated from predicted cash flows on newly originated loans, along with the interest rate curve and performance curvature.

•	Please advise us generally of the level of secondary trading activity in marketplace loans as well as what objective criteria is or will be available to value marketplace loans in the absence of an active secondary market.

Response: There is no developed secondary market for Marketplace Loans. The objective criteria that will be used to value Marketplace Loans include the transaction data on initial purchases of loans from platforms and other relevant market data regarding loan productions and purchases generally for the current valuation period.

•	How does the Fund adjust fair value to reflect changes in interest rates, spread levels, and other market conditions?

Response: The methodology will reflect changes and responses to market influences such as interest rate changes or spread changes through the continuous recalibration of the pricing model as discussed above. In addition, the discount rate to be used will be adjusted accordingly to the extent a change/rise in interest rates impacts the interest rates charged by lending institutions to borrowers, thus impacting the fair value of the loans.

•	Confirm to the staff that valuation is determined on an individual loan basis and not on a pool of loans basis.

Response: The Fund confirms that valuation of Marketplace Loans is determined on an individual loan basis.

•	Please explain how the Fund monitors the credit quality of the underlying borrowers and how changes to credit quality are incorporated into fair value estimates.

Response: The Fund monitors its portfolio by stratifying its holdings across numerous criteria including platform, product type, credit grade and term. In monitoring in this manner the Fund can identify the overall credit profile of its portfolio and any trend that may be developing with respect to the quality and composition of its portfolio. As discussed above, changes in the credit profile are incorporated into fair value estimates through the ongoing recalibration of the pricing model and adjustments to the discount rate.

•	Please explain how the Fund’s methodology contemplates the impact of economic downturns or changes in interest rates.

Response: The valuation methodology incorporates economic changes, both downturns or upticks, and changes in interest rates by recalibrating the pricing model as described above, as well as by performing sensitivity analysis to credit and rate shocks.

•	Please explain whether the Fund plans to perform any back testing on the valuations of the individual loans (i.e., compare what the individual loans sold for or matured at versus the fair value estimate).

Response:  Duff & Phelps will perform back testing on the valuations of the Fund’s individual loans and the Board will review the results of this backtesting on a periodic basis.

36.          In your response letter, please indicate whether the platforms are audited. Please describe what procedures the auditor utilizes to verify the existence of individual loans. Please also discuss procedures in place for the Fund to verify the existence of individual loans and what steps the Fund takes to ensure that a loan is assigned solely to the Fund.

Response: Each of the platforms in which the Fund will purchase Marketplace Lending Instruments retains an independent auditor to conduct audits on a routine basis.

Separately, based on the Fund’s understanding and discussions with its auditor, the Fund’s auditor will establish procedures to verify the existence of individual loans (which may be subject to change), which may include (i) confirmation of loan positions with the Fund custodian and reconciliation to Fund accounting records; (ii) confirmation of loan positions and transaction activity with the loan servicer and reconciliation to the Fund custodian and Fund accounting records; and (iii) obtaining loan cost roll-forward schedules from Fund accounting and testing samples of loan purchases and sales by vouching to source documents and cash activity.

In addition, the Fund will adopt internal accounting control procedures intended to ensure the existence of its loans, which will, among other things, include independently reconciling Fund accounting balances with Fund custodian records and platform records on a periodic basis.

Upon the purchase of a Marketplace Loan, the Fund’s custodian will receive the loan documents and evidence of its purchase by the Fund, thereby obtaining custody of the documentation of the Fund’s rights in the loan. The Fund will have access to its custodial account so that it can verify the loans it has purchased. Such documentation obtained by the custodian is generally accepted as sufficient confirmation of an investor’s ownership of a loan originated by a platform. For instance, other lending institutions typically accept the manner in which such loans are held by the custodian as sufficient for purposes of perfecting a security interest in the loan, and making any necessary UCC filings, when holders of such loans seek to use the loans as collateral for secured borrowings from such lending institutions.

The risk of fraud regarding the rightful ownership of a Marketplace Loan (i.e., that the loan has been assigned solely to the Fund) is no different in the context of Marketplace Loans than it is for other loans (or for securities) held in book-entry form. As with book-entry ownership of securities, much reliance is placed upon the integrity of a third party (in this case, the platform) and of its processes. For example, the platforms obtain the electronic signatures of borrowers using recognized digital signature vendors to ensure such signatures meet E-SIGN and other legal requirements. In this regard, the Adviser conducts due diligence into the platforms through which it will make the Fund’s investments, as discussed in part in the response to Comment No. 10 above.

37.          Please advise the staff as to how the Fund will satisfy the custody requirements under Section 17(f) of the 1940 Act.

Response: Section 17(f) of 1940 Act requires that a fund’s “securities and similar investments” be placed and maintained in the custody of a bank, member firm of a national securities exchange or the fund itself, subject to certain conditions or in accordance with the rules and regulations or orders as the Commission may prescribe. The Commission issued a no‑action letter to a Merrill Lynch fund that invested in loans and stated that it would not bring an enforcement action against the fund for violating Section 17(f) if (i) the fund’s custodian would hold relevant documentation evidencing the fund’s ownership in the loan; (ii) the documentation would permit the custodian to enforce all the fund’s ownership rights in a court of law; and (iii) the administrative agents, in transmitting interest and principal payments to the fund, do not hold assets of the fund, but act as paying agents.9

The Fund places and maintains its Marketplace Loans, securities and cash in the custody of one or more entities meeting the requirements of Section 17(f) of the 1940 Act. For its investments in Marketplace Loans, the Fund has engaged Millennium Trust Company, LLC, a custodian with experience in the custody of loans originated through marketplace lending platforms. As described in the Registration Statement, borrowers of marketplace loans electronically execute each of the loan documents prepared in connection with the applicable loan. The borrower electronically signs the loan documents, binding the borrower to the terms of the loan, which include the provision that the loan may be transferred to another party.

[9]	Merrill Lynch Prime Fund, SEC No Action Letter (Nov 4, 1992).

The platform requires buyers to open an account with the platform in order to purchase loans. The Fund will direct its custodian to open an account with each platform selected by the Fund. The account will be opened in the name of the custodian as custodian for the Fund. When the Fund directs the purchase of a loan, the custodian receives electronically from the platform the loan documents and evidence of the purchase and ownership by the Fund, thereby obtaining custody of the documentation that creates and represents the Fund’s rights in the loan. In addition to the promissory note, such documentation generally includes (depending on the platform) the borrower agreement, authorization to obtain credit report for loan listing, truth in lending disclosure, terms of use and consent to electronic transactions and disclosures, credit profile authorization, bank account verification and debit authorization (or equivalents thereof). The Fund’s custodian then wires funds to the platform in payment of the loans. The custodian maintains on its books a custodial account for the Fund through which the custodian holds in custody the platform account, the loan/loan documents, and, if applicable, any cash in the platform account including the interest and principal payments received on the loan.

As transferee of the platform’s contractual rights in the loan, the Fund obtains all of the platform’s rights in the loan and is able to enforce those contractual rights against the platform and the borrower, as applicable. Although ownership of the loans is evidenced by electronic documentation, the risk that the Fund may have been defrauded in its purchase is no different than any loan (or security) held in book-entry form.

Statement of Additional Information

Investment Restrictions (page 1)

38.          We note, from your response to comment 36, that the SAI has been further revised to state that, for purposes of the Fund’s non-concentration policy, consumer loans are not considered to be an industry. In your response letter, please provide us with a detailed analysis to support the Fund’s position. Also explain how the Fund intends to categorize consumer loans.

Response: The Fund has determined to consider whole loans, including consumer loans, to be part of an industry or group of industries. Please refer to the response in Comment No. 39 and 40 below for further discussion of the changes implemented by the Fund with respect to its concentration policy.

39.          We also note, from your response to comment 36, that “for purposes of its non-concentration policy, the Fund does not believe that investing in loans originated by such platforms constitutes a direct investment in the platforms.” However, it appears that the Fund will be subject to a platform’s credit risk for many of its investments. For example, it appears that the Fund is exposed to the credit risk of the platforms either as the issuer of notes or other instruments or through the platforms’ role in servicing loans and passing payments on to the Fund. Please tell us how the Fund’s concentration policy will apply to loans and other investments that are subject to the platform’s credit risk. In responding, please explain why the Fund believes that its policy is appropriate.

Response: As noted in the response to Comment No. 38 above, the Fund has determined to consider whole loans, including consumer loans, to be part of an industry or group of industries. The Fund has also determined that it will concentrate its investments in diversified financials, which, for purposes of such policy, shall include investments in the borrowers of Marketplace Loans and the issuers of Pass-Through Notes, as well as any direct investments in marketplace lending platforms.

40.          Please provide a similar explanation in respect of the Fund’s non-concentration policy as it pertains to the associated investment contract security issued by the platform provider (or its affiliate) which attaches to each Marketplace Loan originated by the platform. It appears that all of the investment contract securities in which the Fund invests will constitute securities of issuers within the same industry, independent from the related loan borrower industry determination.

Response: Please refer to the responses to Comment No. 13 and Comment No. 39 above.

41.          In your response letter, please explain how the Fund will satisfy the asset diversification test needed to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code if the Fund’s investments, including Marketplace Loans and/or investment contracts, are deemed to be the securities issued by the same lending platform.

Response: In order to meet the diversification test needed to qualify as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, at the close of each quarter of the taxable year, (a) at least 50% of the value of the RIC’s total assets must be represented by (i) cash, cash equivalents, U.S. Government securities, securities of other RICs and (ii) other securities whose value with respect to any one issuer is not greater than 5% of the value of the total assets and does not represent more than 10% of the outstanding voting securities of any one issuer and (b) not more than 25% of the value of the RIC’s total assets may consist of (i) the securities of any one issuer (other than U.S. government securities or RICs), (ii) any two or more issuers controlled by the RIC and that are engaged in the same or similar trades or businesses or a related business, or (iii) the securities of one or more qualified publicly traded partnerships.10

In determining the issuer of a security for the purposes of the RIC qualification rules, the IRS will normally follow the guidance of the SEC on the issue.11 However, the IRS has also stated that the “issuer” of a security for the purposes of the RIC diversification rules is the entity whose economic fortunes ultimately determine the performance of the security—in short, the issuer is the person in whom the RIC invests.12 In other words, although the SEC guidance is normally determinative, the IRS has reserved the right to make an independent determination.

[10]	I.R.C. § 851(b)(3).

[11]	Rev. Rul. 77-342, 1977-2 C.B. 238.

[12]	GCM 37233 (Aug. 25, 1977), underlying Rev. Rul. 83-69, 1983-1 CB 126.

For general U.S. federal income tax purposes, the person who is obligated under a debt is viewed as the issuer of the debt. In Rev. Rul. 68-590,13 the IRS permitted a conduit borrower to deduct interest paid on an obligation even though a political subdivision of a State was the named issuer of the bond. In Plantation Patterns v. Commissioner,14 the nominal guarantor of an obligation was held to be the true borrower of a bank loan where the loan would not have been made but for the guarantee. Where an intermediate party is a mere collection agent, the indebtedness runs between the party actually extending the credit and the party actually obligated on the debt.15

In regard to the whole loan purchases, the Fund becomes the owner of the underlying loans for U.S. tax purposes, bearing the risk of loss and the potential for profit on the purchase. The seller, although retained as servicer, no longer bears the risk of loss on the whole loans sold. If none of the individual borrowers were to pay, the seller would not be obligated to make the Fund whole. If only one of the individual borrowers were to not pay, the seller would not be obligated to make the Fund whole. In other words, the Fund’s risk exposure on the loans is dependent upon the individual willingness of the individual borrowers to pay. Although the seller retains servicing rights in regard to the whole loan purchases, any servicing fee in excess of the fair market value for the services provided would be treated as a stripped coupon, but the issuer of the underlying obligation would remain the same.16 As such, for purposes of the diversification test, the individual borrowers of the whole loans purchased by the Fund are considered to be the “issuer”, not the platform through which such whole loans were originated.

42.          The disclosure on page 3 indicates that a substantial portion of the Fund’s Marketplace Loan investments will consist of whole loans that will have been originated from a LendingClub Corporation or a Prosper Funding LLC platform; further, it appears that the Fund may additionally invest in Pass-Through Notes and other securities issued by LendingClub Corporation and Prosper Funding LLC. Your response to comment 27 asserts, however, that although the respective platforms originate the loans made to specific borrowers, the Fund does not view these platforms as the “issuer” of each loan. Additionally, your response states that the Fund will limit its investments in platforms and investments in securities “issued directly” by the platforms. In your response letter, describe how the Fund intends to limit its investments in securities issued by the platforms, in order to avoid co-registration of a platform during the continuous offering of the Fund’s securities, when it appears that an investment contract presumably issued by a platform or its affiliate will be associated with every loan and Pass-Through Note originated or facilitated by a platform.

Response: As discussed in the various responses above, the Fund does not believe whole loans originated by platforms are securities for purposes of the Securities Act and, accordingly, there is no “issuer” of such loans as such term is used under the Securities Act (but, rather, the individual borrowers are obligors under such loans). As such, the Fund believes its investments in whole loans should not implicate “co-issuer” concerns. Pursuant to Rule 140 under the Securities Act, a co-issuer is generally considered to exist with respect to “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer . . . and the sale of its own securities . . . to furnish the proceeds with which to acquire the securities of such issuer . . . .” It should first be noted that Rule 140 makes clear that it applies to purchases of “securities” (and, thus, should not apply to purchases of whole loans). Furthermore, it has been interpreted by the Staff that the term “chief” as used in Rule 140 indicates an investment of greater than 45% of a person’s assets in an issuer.17 Given that the Fund anticipates a substantial portion of its investments will be in whole loans (as opposed to other Marketplace Lending Instruments in which the issuer is a platform, such as Pass-Through Notes), the Fund does not believe any single platform will be deemed a co-issuer with the Fund in connection with the offering of the Fund’s shares—i.e., the Fund’s Marketplace Lending Instruments considered to be “issued” by a particular platform, which should not include whole loans originated by the platform, will not exceed 45% of the Fund’s assets.

[13]	1968-2 C.B. 66.

[14]	462 F.2d. 712 (5th Cir. 1972).

[15]	See Aiken Industries, Inc. v. Commissioner, 56 T.C. 925 (1971).

[16]	Rev. Rul. 91-46, 1991-2 C.B. 358.

[17]	See, e.g., FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987)

Irrespective of the foregoing, even if whole loans are treated as securities issued by a platform with respect to determining the co-issuer status of such platform, the Fund has revised the Registration Statement to indicate that it will not invest greater than 45% of its Managed Assets in the securities of, or loans originated by, any single platform.

* * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Morrison Warren at (312) 845-3484 or the undersigned at (312) 845-3273

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter L. Draney
Walter L. Draney, Esq.

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.